SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Tesla, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1707 L Street, N.W., Suite 350, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

May 20, 2024

Dear Tesla Shareholder,

We write to you to urge you to vote AGAINST the reelection of directors Kimbal Musk and James Murdoch and against the ratification of CEO Elon Musk’s 2018 option award at Tesla’s AGM on June 13th.

Last year, several of us wrote to the Board raising concerns regarding the dearth of independent directors and poor oversight. Since then, the governance, performance, and human capital management problems remain unchecked and further indications that investors must act to protect shareholder value have emerged. Even as Tesla’s performance is floundering, the Board has yet to ensure that Tesla (“Tesla” or the “Company”) has a full-time CEO who is adequately focused on the long-term sustainable success of our Company.

In January, a decision from the Delaware Court of Chancery (“Tornetta”) validated investor concerns that the Board has been captured and is not able or is unwilling to provide effective oversight of management. In her decision revoking CEO Musk’s 2018 mega pay package (the “2018 Pay Package”), Chancellor Kathaleen St. Jude McCormick found that the Board’s “extensive ties” to CEO Elon Musk led to a breach of fiduciary duty and that the prior “say-on-pay” vote was not “fully informed because the proxy statement inaccurately described key directors as independent and misleadingly omitted details about the process.”1 Rather than heed the critiques of the court, Tesla has relied upon a one-person Special Committee of the Board, composed of Kathleen Wilson-Thompson, to reapprove the compensation plan, without advice from a compensation consultant or any new analysis, and is asking shareholders to restore the 2018 Pay Package at the upcoming meeting.

In short, Tesla is suffering from a material governance failure which requires our urgent attention and action. As such, it is critical that shareholders reject Proposal 1, the renomination of Kimbal Musk and James Murdoch to the Board, and Proposal 4, ratification of the 2018 Pay Package, at the upcoming annual meeting of shareholders.

Proposal 1

Independence is Scarce on Tesla’s Board

Tesla’s Board is stacked with directors that have close personal ties to CEO Elon Musk. There are multiple indications that these ties, coupled with excessive director compensation, prevent the level of critical and independent thinking required for effective governance.

The two directors up for reelection have particularly close personal ties to the CEO. Kimbal is Musk’s brother and has been on the Board for 20 years, and James Murdoch is a longtime personal friend of the CEO. Before Mr. Murdoch joined the Board, he took several family vacations with Elon Musk. In fact, it was after one such vacation that he was invited to join the Board.2 Mr. Murdoch also has a personal relationship with Kimbal Musk, testifying in court that he attended Kimbal’s wedding and dined with his family.

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1 Tornetta v. Musk , C.A. No. 2018-0408-KSJM, January 30, 2024, McCormick; Found here: https://courts.delaware.gov/Opinions/Download.aspx?id=359340.

2 Ibid, pp. 28-29.

Ira Ehrenpreis, JB Straubel, and Joseph Gebbia also have longstanding ties to Musk and to Tesla. Ehrenpreis, who has served on the Tesla Board for 17 years, recently testified that he has exchanged messages with Elon Musk with effusive notes like “love you man,” and that he gave the rights to the first Model 3 to Musk as a birthday gift.3 He was also an early investor in several of CEO Musk’s companies, including Tesla, Space X, and The Boring Company.4 Yet, Ehrenpreis is still considered “independent” and sits on the compensation, as well as the nominating and corporate governance committees. Mr. Straubel considers himself a co-founder alongside Elon Musk. Straubel served under Musk as Tesla’s Chief Technology Officer for 14 years. After resigning in 2019, he remained on as a “Senior Advisor” according to Company disclosures. Director Joseph Gebbia himself confirmed he has a personal relationship with Elon Musk when justifying why he was stepping down from the two-person Special Committee created by the Board to address reincorporation and the 2018 Pay Package.

Beyond personal relationships with CEO Musk, many directors are also potentially compromised by the wealth they have accumulated during their tenures as Tesla Board members. For example, between 2014 and 2017, Board Chair Director Denholm received compensation that was valued at approximately $17 million when it was issued and has increased in value considerably.5 According to Tornetta, Denholm ultimately received $280 million through sales in 2021 and 2022 of just some of the Tesla options, an amount she characterized as “life changing.”6

Tesla directors have been paid exclusively in stock options and almost all have amassed holdings worth hundreds of millions of dollars. According to the Wall Street Journal, the current Board “collectively has made more than $650 million selling shares from those options.”7 Delaware Chancellor McCormick also found that “outsized director compensation” was a factor in evaluating board independence in her recent decision regarding Musk’s pay.8 As discussed in Tornetta, both interpersonal relationships and director compensation compromise the independence of Tesla’s Board. Presumably, even the Board itself is cognizant of the lack of independence given the Special Committee was comprised of a single director, Kathleen Wilson-Thompson, who the Board thought could pass investor muster as truly independent.9

Signs Abound of Management Capture

There is ample evidence that the Board is overly beholden to CEO Musk. Indeed, Delaware Chancellor McCormick concluded that “Musk operates as if free of Board oversight.”10

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3 CNN, “Tesla’s close-knit leadership team goes under the spotlight in court” https://www.cnn.com/2022/11/17/business/elon-musk-board-friends/index.html.

4 Tornetta v. Musk , C.A. No. 2018-0408-KSJM, January 30, 2024, McCormick; Found here: https://courts.delaware.gov/Opinions/Download.aspx?id=359340, p. 20.

5 Ibid. p. 28.

6 Ibid., p. 25.

7 Wall Street Journal, The Money and Drugs That Tie Elon Musk to Some Tesla Directors,” https://www.wsj.com/tech/elon-musk-tesla-money-drugs-board-61af9ac4.

8 Tornetta v. Musk , C.A. No. 2018-0408-KSJM, January 30, 2024, McCormick; Found here: https://courts.delaware.gov/Opinions/Download.aspx?id=359340 pp. 125-126.

9 Kathleen Wilson-Thompson, the nominally “independent” director who joined the board in 2018 and was the only member of the Special Committee, made just over $50 million from selling Tesla stock, according to a Wall Street Journal report (see footnote 8). With her unexercised options, she stands to gain just shy of $200 million.

10 Tornetta v. Musk , C.A. No. 2018-0408-KSJM, January 30, 2024, McCormick, Found here: https://courts.delaware.gov/Opinions/Download.aspx?id=359340, p. 119.

In fact, the Board has not stepped in when the CEO has made decisions that are personally beneficial but misaligned with the interests of Tesla shareholders. The Board continues to allow Musk to be overcommitted, not demanding that he devote his attention to his role as CEO and “Technoking” of Tesla. Musk commits significant amounts of time to his roles at X, SpaceX, Neuralink, the Boring Company and other companies. At the 2023 Wall Street Journal CEO Council Summit, Musk reportedly said he divides his time between these companies by focusing on “predominantly one company on one day.”11

The Board exposes shareholders to unnecessary risk by allowing Musk to pledge significant amounts of Tesla stock as collateral to fund his other pursuits.12 If Musk were ever forced to sell his pledged stock, it could lead to a massive drop in stock price to the detriment of shareholders.13

The lack of Board oversight has effectively enabled Musk to use Tesla as a coffer for himself and his other business endeavors, even if these actions come at Tesla’s expense. In 2022, Musk admitted to using Tesla engineers to work on issues at Twitter (now known as X), and defended the decision by saying that no Tesla Board member had stopped him from using Tesla staff for his other businesses.14 More recently, Musk has begun poaching top engineers from Tesla’s AI and autonomy team for his new company, xAI, including Ethan Knight, who was computer vision chief at Tesla.15

This is on the heels of Musk’s post on X that he is “uncomfortable growing Tesla to be a leader in AI & robotics without having ~25% voting control,” a move widely seen as a threat to push Tesla’s Board to grant him another mega pay package. 16

Additional evidence of Tesla Board dysfunction was reported in a series of articles in the Wall Street Journal, which chronicled the departure of Directors who reportedly left amid frustration with the Board. Most recently, “Hiromichi Mizuno, a former chief investment officer of Japan’s Government Pension Investment Fund, left the Tesla Board in 2023 after three years in part because of the lack of ability he felt he had to work on improving the company’s governance-related practices.” The series also reported that former Board member Linda Johnson Rice left the Board after her concerns about Musk’s drug use were “brushed off” by other members of the Board, and some Board members felt an expectation to consume drugs with Musk or risk upsetting him.17

If Board members are unable to resist pressure to use illegal substances for fear of alienating the person they are obligated to supervise, one can hardly imagine they will stand up to Musk when corporate issues requiring Board input and oversight are at stake.

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11 CNBC, “Elon Musk says his days are ‘long and complicated’ splitting time between SpaceX, Tesla, and Twitter” https://www.cnbc.com/2023/05/23/elon-musk-splits-time-across-spacex-tesla-and-twitter-heres-how.html.

12 Forbes, “Elon Musk Is About to Have More Pledged Stock Than These 31 Other Billionaires Combined” https://www.forbes.com/sites/johnhyatt/2022/04/28/elon-musk-is-about-to-have-more-pledged-stock-than-these-31-other-billionaires-combined/?sh=70dc2261fa04.

13 ISS Governance, “Share Pledges Lose Popularity as Companies Clamp Down” https://insights.issgovernance.com/posts/share-pledges-lose-popularity-as-companies-clamp-down/.

14 Tesla North, “Elon Musk Deploying Over 50 Tesla Engineers at Twitter, Says Report” and “Tesla Engineers Sent to Twitter Worked on ‘Voluntary Basis,’ Says Elon Musk” https://teslanorth.com/2022/10/31/elon-musk-deploying-over-50-tesla-engineers-at-twitter-says-report/ and https://teslanorth.com/2022/11/17/tesla-engineers-sent-to-twitter-worked-on-voluntary-basis-says-elon-musk/.

15 Yahoo, “Elon Musk Is Poaching Tesla Engineers for xAI. Wait, What?” https://news.yahoo.com/tech/elon-musk-poaching-tesla-engineers-213034815.html.

16 Elon Musk X Post, Jan 15, 2024. https://x.com/elonmusk/status/1746999488252703098?lang=en.

17 Wall Street Journal, “Elon Musk Has Used Illegal Drugs, Worrying Leaders at Tesla and SpaceX”, https://www.wsj.com/business/elon-musk-illegal-drugs-e826a9e1 and “The Money and Drugs That Tie Elon Musk to Some Tesla Directors,” https://www.wsj.com/tech/elon-musk-tesla-money-drugs-board-61af9ac4.

Way Worse Than One Bad Quarter: Tesla’s Long-Term Performance Decline

Our concerns over Tesla’s governance, and in particular the many potential distracting initiatives the Board allows Musk to pursue, are reinforced by Tesla’s declining share price and operational performance over the past three years. While Tesla’s share price grew at an extraordinary rate between 2019 and 2021, since reaching a peak in November 2021, Tesla’s share price has declined substantially. From March 19, 2020 to November 4, 2021 Tesla’s share price rose from $28.51 to $409.71, an increase of $381.20 per share, but has since fallen to $172.63, a decline of $237.08 or 62% from its peak. Table 1 below compares Tesla’s share price performance to the S&P 500, GM, and Ford over the most recent 1, 3, and 5 year periods:

Table 118

	1 Year	3 Year	5 Year
Tesla	-13.95%	-40.79%	710.79%
S&P 500	31.90%	33.80%	86.70%
GM	28.79%	-23.74%	28.79%
F	10.65%	15.00%	44.56%

All periods end April 22, 2024

Over the past three years, and especially over the past year, Tesla has clearly lagged behind its competitors and the broader market. We believe that the distractions caused by Musk’s many projects, particularly his decision to buy Twitter, have played a material role in Tesla’s underperformance. Table 2 presents Tesla’s share price performance from key dates related to Musk’s acquisition of Twitter:

Table 219

	Closing (10/27/22)	Acquisition Announcement (4/14/22)	First Twitter Share Purchase (1/3/22)
Tesla	-36.89%	-56.74%	-59.67%
S&P 500	40.50%	19.20%	14.40%
GM	13.23%	7.68%	-26.30%
F	5.57%	-11.29%	-33.91%

All periods end April 22, 2024

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18 For Tesla, GM, and Ford, share price growth was calculated through the end date of April 22, 2024. Beginning dates for each period correspond to the column title (i.e., April 22, 2023 for “1 Year”), or the prior day if markets were closed on the exact anniversary date. For the S&P 500, figures in the table represent returns measured monthly through March 2024, as calculated by https://dqydj.com/sp-500-return-calculator/.

19 For Tesla, GM, and Ford share price growth was calculated from the date in the column title through April 22, 2024. For the S&P 500, figures in the table represent returns measured monthly from the date in the column title to March 2024, as calculated by https://dqydj.com/sp-500-return-calculator/.

Operating Performance

Similar to the pattern seen with Tesla’s share price, Tesla’s operating performance has declined since the early part of the pandemic. With respect to sales, this has taken the form of a “regression to the mean” where Tesla’s annual revenue growth has reverted to its 2019 rate, while Tesla’s profitability has actually gone in reverse, with both gross and operating profit falling in 2023 compared to 2022. Table 3 shows Tesla’s annual growth in these metrics for each year since 2018:

Table 320

Year	Revenue Δ	Gross Profit Δ	EBIT Δ
2018	82.5%	81.8%	-
2019	14.5%	0.7%	-
2020	28.3%	62.9%	2338.8%
2021	70.7%	105.2%	234.3%
2022	51.4%	53.3%	109.4%
2023	18.8%	-15.3%	-34.9%

Tesla’s revenue growth has been rather volatile, even as it has been positive in each full fiscal year. This volatility in sales growth has been matched with respect to gross profit (revenue minus externally purchased inputs), the growth rate of which has fluctuated even more. Because Tesla reported no EBIT prior to 2019, its 2020 growth rate is not a very meaningful indicator. It is, however, important to note that the year-to-year decline in the EBIT growth rate, which is much more severe than the decline in either sales or Gross Profit, suggests that operating issues have played an important role in Tesla’s share price decline, even if other factors – like declining growth in China or increased raw materials costs/bottlenecks – have also played a role.

Recently, Tesla has announced performance metrics for the first quarter of 2024, and the troubling trends continue: Tesla saw overall revenue drop 9%, automotive revenue drop 13%, and net income drop 55%, relative to the first quarter of 2023.

The Board’s Failure to Curtail the CEO Jeopardizes Tesla’s Brand

Over the past few years, Elon Musk has dominated the headlines with his public fights with regulators, acquisition of Twitter, controversial statements on X, and his legal and personal troubles. Tesla’s reputation has been deeply intertwined with that of Elon Musk, and there are indications that the steady stream of negative Musk-related press coverage has led to a decline in the Company’s reputation among consumers which in turn is having a negative effect on Tesla’s bottom line.21

Caliber, a market intelligence firm, reported that Tesla’s “consideration score” had plummeted from 70% in 2021 to 31% in February of this year. The “consideration score” measures consumers’ level of trust in a brand, and whether or not they would consider buying its products. Caliber attributed, in part, the declining score to Musk’s personal reputation. According to Oppenheimer & Co. Senior Analyst, Colin Rusch, consumers who are reluctant to be associated with Elon Musk are starting to look to “spend their dollars elsewhere.”22

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20 Annual changes in Tesla financial metrics as calculated and reported in Cap IQ.

21 Reuters, “Tesla quarterly deliveries decline for the first time in nearly four years” https://www.reuters.com/business/autos-transportation/teslas-first-quarter-deliveries-miss-expectations-2024-04-02/.

22 Business Insider, “Elon Musk's Reputation May Be Turning Buyers Off Tesla, Analysts Say”, https://www.businessinsider.com/elon-musk-tesla-reputation-turning-buyers-off-ev-caliber-2024-4.

Further, Tesla dropped to 62nd place in the 2023 Axios Harris Poll 100, which gauges the reputations of the most visible brands in America. That’s 50 places below its 12th place ranking in 2022, which itself was a four-spot slip from its 8th place ranking in 2021. This recent drop was induced by declines in all nine categories the Axios Harris Poll 100 measures, but the largest declines were in the categories of character, trust, culture and ethics. Competitors Honda, Subaru, Toyota, BMW, Ford, GM and Volkswagen ranked higher than Tesla.23

These indicators of a declining reputation are particularly worrisome for investors in light of Tesla’s disappointing first quarter, in which the Company produced 46,000 more vehicles than it sold, which according to analysts may be a sign of softening demand.24 With competition in the EV space ramping up, and cheaper and more varied options becoming available to consumers, Tesla and its long-term investors cannot afford to stand by as potential customers are being turned off from the Company due to the Board’s failure to reign in the CEO.25

Tesla’s Track Record of Poor Human Capital Management Oversight

Reports of poor working conditions continue to emerge at Tesla, further jeopardizing its brand. Tesla is currently fighting two lawsuits by government agencies alleging racial discrimination at its facilities in Fremont, California. The US Equal Employment Opportunity Commission and the California Civil Rights Department allege that Black Tesla workers face a severely hostile work environment where Black workers are subject to severe racial discrimination and harassment at the Fremont plant, including segregation in part of the factory often referred to as “the plantation” or “slave ship;” racist symbols and slurs written on the walls of common areas; racially charged verbal abuse and harassment; discrimination in promotions and job assignments; and unequal pay for equal work.26 Tesla also faces a class action suit from nearly 6,000 current and former workers over the same issue.27 In 2023, it settled a suit by an individual Black employee after a jury award of $3.2 million.28

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23 Axios, “Tesla's reputation slumps as GM, Ford climb” https://www.axios.com/2023/05/24/tesla-reputation.

24 Reuters, “Tesla quarterly deliveries decline for the first time in nearly four years” https://www.reuters.com/business/autos-transportation/teslas-first-quarter-deliveries-miss-expectations-2024-04-02/.

25 Reuters, “Would-be Tesla buyers snub company as Musk's reputation dips” https://www.reuters.com/business/autos-transportation/would-be-tesla-buyers-snub-company-musks-reputation-dips-2024-04-01/.

26 EEOC Press release, Sept. 28, 2023, https://www.eeoc.gov/newsroom/eeoc-sues-tesla-racial-harassment-and-retaliation and Los Angeles Times, “Horrific allegations of racism prompt California lawsuit against Tesla” https://www.latimes.com/business/story/2022-02-11/la-fi-tesla-race-discrimination-lawsuit.

27 Reuters, “Tesla must face race bias class action by 6,000 Black US workers” https://www.reuters.com/legal/tesla-must-face-class-action-claims-by-6000-workers-race-bias-case-2024-02-29/.

28 CNBC, “Tesla settles with Black worker who won two trials over racist discrimination” https://www.cnbc.com/2024/03/15/tesla-settles-racial-discrimination-lawsuit.html.

The wide range of reports on health and safety shortcomings point to a potential systemic problem. In the US, there have long been reports of higher than industry average safety violations and underreporting of injuries. Over the last six years, investigative reporting by several news organizations including Reveal, Bloomberg, USA Today, and Texas Observer discovered that Tesla has underreported and/or mislabeled injuries at its factories in California, Nevada, and Austin.29 Furthermore, from 2018 to March 2023, Tesla received 49 citations from OSHA for a total of 116 safety infractions. This is double the number of citations received by Ford and General Motors combined, and triple the number of violations, as per an analysis of federal data by the Texas Observer.30 In Germany, Tesla has come under scrutiny due to an unusually high number of work-related accidents requiring workers to take at least three days of sick leave.31

Lastly, Tesla’s refusal to negotiate a collective agreement with its mechanics in Sweden has led to solidarity strikes which have impacted Tesla’s operations in Nordic countries.

Tesla’s Board and Governance Structure Limits Shareholder Engagement

Both the classified board structure and the supermajority voting provisions for changes to the certificate of incorporation or bylaws reduce the ability of shareholders to hold the Board accountable for these shortcomings. In addition, the Board seems to have a low level of responsiveness to other attempts at engagement from its shareholders, another possible consequence of the Board’s lack of independence. Investors holding about $1.5B worth of Tesla shares, many of whom are also signatories of this letter, wrote to Chair Denholm last year outlining many of these same concerns and requesting a meeting. 32 Chair Denholm did not respond.

Proposal 4

A Committee of One and A Hurried Process

Beginning in February 2024, the Board established a Special Committee for the sole purpose of reincorporating the Company in Texas. Within just one month, however, the Special Committee requested an expansion of authority to include the unusual request of ratification of the 2018 Pay Package, which was granted by the Board. Between the expansion of the Special Committee’s authority on March 5 to the release of the 2024 definitive proxy on April 29, the Special Committee did not “substantively re-evaluate the terms or amount of the 2018 award” nor did it engage compensation consultants.33 Indeed, the Special Committee moved with such speed that when Gebbia withdrew from the Special Committee, Wilson-Thompson inquired whether a new director could be added to serve on the Special Committee, but it was determined there was not enough time prior to the 2024 annual meeting. Despite ultimately pressing forward with its agenda, even Tesla’s own Special Committee recognized the unusual nature of having a single director charged with reviewing unprecedented governance changes to the Company, particularly given the findings of lack of board independence and disclosure surrounding the 2018 Pay Package in Tornetta. Further, just as raised in Tornetta, the Board appears to have applied the same “recklessly fast approach” to the ratification of the 2018 Pay Package as was applied to the evaluation and shareholder vote of the original 2018 Pay Package.34

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29 USA Today, “Worker injuries, 911 calls, housing crisis: Recruiting Tesla exacts a price” https://www.usatoday.com/in-depth/news/investigations/2019/11/12/tesla-gigafactory-brings-nevada-jobs-and-housing-woes-worker-injuries-strained-ems/2452396001/; Reveal, “Tesla says its factory is safer. But it left injuries off the books” https://revealnews.org/article/tesla-says-its-factory-is-safer-but-it-left-injuries-off-the-books/; Bloomberg, “Tesla Staff’s Lost Workdays Triple on Factory Injuries, Illness” https://www.bloomberg.com/news/articles/2019-03-19/tesla-factory-injuries-idled-workers-three-times-as-much-in-2018.

30 Texas Observer, “He Died Helping Build Tesla’s Gigafactory. Tesla Didn’t Tell Local Officials.” https://www.texasobserver.org/tesla-texas-worker-death-heat/.

31 Stern, “Stern Investigativ: Inside Tesla” https://www.stern.de/wirtschaft/tesla-gigafactory--schwere-verstoesse---wie-kann-das-in-deutschland-moeglich-sein---33861410.html; Ipakter, “Tesla Berlin Factory Workers Join Union Over Safety Concerns, company Denies Reports” https://impakter.com/tesla-berlin-gigafactory-workers-join-union-over-safety-concerns-tesla-denies-reports/.

32 Letter to Chair Denholm, April 21, 2023, https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/644298578c858b5963c7a411/1682085975961/TSLA+23_Board+letter_FINAL.pdf.

33 Tesla 2024 Proxy Statement, p. 85.

34 Tornetta v. Musk , C.A. No. 2018-0408-KSJM, January 30, 2024, McCormick, Found here: https://courts.delaware.gov/Opinions/Download.aspx?id=359340, pp. 129-130.

The Board’s decision to utilize a Special Committee to ratify Musk’s 2018 Pay Package is an attempt to undermine shareholders’ best interest using unpredictable legal maneuvering. By using the Special Committee process, Tesla is attempting to wipe the Board’s slate clean by suggesting that the original 2018 Pay Package was reviewed by unbiased, uninfluenced, and independent directors, a major critique of the Tornetta decision. In our view, a committee of one is not truly a committee at all. We are concerned that a committee of one, consisting of just Director Wilson-Thompson acting alone, without the benefit of time or a true committee examination and discussion, may have hindered the quality of the process.

A Chaotic Legal Landscape and Tesla’s Long Standing Compensation Issues

One goal of a well-designed compensation package is to promote long-term growth and stability, both of which Tesla shareholders need and neither of which would be solved via ratification of the 2018 Pay Package. Corporate law experts, including Tulane law professor Ann Lipton, have raised important questions as to whether ratification of the 2018 Pay Package will expose the Company to additional lawsuits based on the issue of corporate waste. She notes:

“Tesla seems to be trying to have it two ways: this is both a new compensation package, with new board consideration and new shareholder approval, in light of facts that exist today, and an old one. By saying it’s an old one, Tesla can claim there was no need to reconsider the substance of it; by saying it’s a new one, Tesla can claim that the process was done correctly, with an independent board committee and full disclosure to shareholders.”35

Yet it cannot be both ways and this attempt will certainly incur additional litigation costs. Tesla itself states that neither the Special Committee nor its advisors can “predict with certainty how a vote to ratify Musk’s compensation would be treated under Delaware law in these novel circumstances.”36

More fundamentally, ratification of the 2018 Pay Package fails to begin to address Tesla’s issues going forward. At this year’s annual meeting, the Compensation Committee had an opportunity to set a future compensation plan with new metrics but failed to take it. If shareholders ratify the 2018 Pay Package, there could be another plan in 2025. Given Tesla’s history of exponentially larger awards, Musk may well ask for another award. 37

Additionally, one of the unaddressed issues facing Tesla is Musk’s role as effectively being a part-time CEO. In 2018, ISS noted that “one of the primary reasons for the award's design and magnitude is to retain and focus Musk on Tesla's success for the duration of the ten-year term.” If this was one of the primary reasons for the 2018 pay package, then it has been an abysmal failure, as six years later Musk’s outside business commitments have only increased.

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35 Ann Lipton, “Tesla and Waste” https://lawprofessors.typepad.com/business_law/2024/04/tesla-and-waste.html.

36 Tesla 2024 Proxy Statement, p 84.

37 In 2012, the Tesla board granted Musk a similar award with 10 tranches covering 10 years, then valued at $78 million. In recommending against the 2018 award, the ISS report notes that the 2018 Pay Package was valued at 33 times that of the 2012 award. 2018 ISS Report, pp. 3, 5.

The 2018 Pay Package Does Not Serve Tesla Shareholders

In 2018, one could argue about the rigor of the targets, but by now, those goals have all been met. Shareholders should not pretend that this award has any kind of incentivizing effect—it does not. What it does have is an excessiveness problem, which has been glaringly apparent from the start. We note that both major proxy advisors, Institutional Shareholder Services and Glass-Lewis, recommended AGAINST the 2018 Pay Package previously. ISS’ 2018 report noted that it was not clear if “the [B]oard gave any indication to investors that the magnitude would total in the billions of dollars, the largest-ever of its kind.” It is only through Tornetta that we know that the Board did not even negotiate with Musk about the size of the award, and the Special Committee Report confirms that this lack of negotiation remains unaddressed in this ratification proposal.

Conclusion

In light of these myriad concerns, we urge you to vote against the reelection of Kimbal Musk and James Murdoch and against the ratification of the 2018 Pay Package at the upcoming AGM. It is crucial for us, as shareholders, to ensure that our Board is composed of individuals who can provide effective oversight, independent judgment, and put the best interests of Tesla and its stakeholders first.

Sincerely,

Amalgamated Bank

AkademikerPension

Nordea Asset Management

New York City Comptroller Brad Lander

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SOC Investment Group

UNISON

United Church Funds

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